UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November 2018

Commission File Number 001-36906

INTERNATIONAL GAME TECHNOLOGY PLC
(Translation of registrant’s name into English)

66 Seymour Street, Second Floor
London, W1H 5BT
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒          Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

International Game Technology PLC Appoints Lorenzo Pellicioli as Chairperson,
James McCann as Vice Chairperson and Lead Independent Director

On November 19, 2018, International Game Technology PLC (NYSE:IGT) (“IGT”) announced that the Board of Directors of IGT (the “Board”) has appointed Lorenzo Pellicioli, formerly the Vice Chairperson, as Chairperson of the Board, effective immediately. Mr. Pellicioli had been acting Chairperson since the departure of Phil Satre in August.

Commenting on his appointment, Mr. Pellicioli said, “I am honored to serve as Chairperson for IGT and I look forward to working with the Directors and senior management to guide continued success in the future.”

The Board also appointed James McCann as Vice Chairperson and Lead Independent Director. Mr. McCann has served on the Board since 2015 and currently serves as the chair of the Board’s Nominating and Corporate Governance Committee.

A copy of the news release relating to these matters is furnished herewith as follows:

Exhibit Number	Description

99.1	News Release “International Game Technology PLC Appoints Lorenzo Pellicioli as Chairperson, James McCann as Vice Chairperson and Lead Independent Director,” dated November 19, 2018

EXHIBIT INDEX

Exhibit Number	Description

99.1	News Release “International Game Technology PLC Appoints Lorenzo Pellicioli as Chairperson, James McCann as Vice Chairperson and Lead Independent Director,” dated November 19, 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 16, 2018	INTERNATIONAL GAME TECHNOLOGY PLC

	By:	/s/ Pierfrancesco Boccia
Pierfrancesco Boccia
Corporate Secretary